
SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C.
186
SECTION



BB 3/30

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SECURI... ION

07006112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48567

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEISS CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7111 Fairway Drive
(No. and Street)

Palm Beach Gardens, (City) Florida (State) 33418 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherri Parker-Daniels (561) 515-8558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami, Florida 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 4/5

OATH OR AFFIRMATION

I, Sherri Parker-Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEISS CAPITAL SECURITIES, INC., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LOIS CORDREY
MY COMMISSION # DD 555451
EXPIRES: May 22, 2010
Bonded Thru Notary Public Underwriters

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C.
186
SECTION

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

CONTENTS:

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholder
Weiss Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Weiss Capital Management, Inc.)

We have audited the accompanying statements of financial condition of Weiss Capital Securities, Inc. (a wholly-owned subsidiary of Weiss Capital Management, Inc.) (the "Company") as of December 31, 2006 and 2005, and the related statements of operations, shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weiss Capital Securities, Inc. (a wholly-owned subsidiary of Weiss Capital Management, Inc.) as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules I, II and III, is presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 26, 2007

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2006	2005
CURRENT ASSETS:		
Cash and cash equivalents	$ 255,945	$ 253,652
Deposit with clearing organization	25,000	25,000
Receivable from broker-dealers and clearing organization	7,252	-
Due from Parent, net	192,578	36,301
Prepaids	46,151	17,132
TOTAL CURRENT ASSETS	526,926	332,085
PROPERTY AND EQUIPMENT, NET	14,203	15,788
DEFERRED TAX ASSET	1,330	395
	$ 542,459	$ 348,268

LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 14,389	$ 24,998
Payable to broker-dealers and clearing organization	-	3,962
	14,389	28,960
SHAREHOLDER'S EQUITY		
Common stock, no par, 10,000 shares authorized issued and outstanding, at stated value	25,000	25,000
Additional paid-in capital	844,300	444,300
Accumulated deficit	(341,230)	(149,992)
	528,070	319,308
	$ 542,459	$ 348,268

The accompanying notes are an integral part of these financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31,

	2006	2005
REVENUES:		
Commissions	$ 121,482	$ 2,406
Interest income	7,348	2,980
TOTAL REVENUES	128,830	5,386
OPERATING EXPENSES:		
General and administrative	151,445	146,446
Compensation	239,851	64,845
Clearing charges	26,636	6,252
Rent	15,905	7,690
Depreciation	6,381	2,928
TOTAL OPERATING EXPENSES	440,218	228,161
NET LOSS BEFORE INCOME TAX BENEFIT	(311,388)	(222,775)
Income tax credit from parent company	120,150	85,936
NET LOSS	$ (191,238)	$ (136,839)

The accompanying notes are an integral part of these financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	COMMON STOCK		ADDITIONAL PAID-IN	RETAINED EARNINGS (ACCUMULATED	
	SHARES	AMOUNT	CAPITAL	DEFICIT)	TOTAL
Balances, January 1, 2005	10,000	$ 25,000	$ 131,000	$ (13,153)	$ 142,847
Capital contribution	-	-	313,300	-	313,300
Net loss	-	-	-	(136,839)	(136,839)
Balances, December 31, 2005	10,000	25,000	444,300	(149,992)	319,308
Capital contribution	-	-	400,000	-	400,000
Net loss	-	-	-	(191,238)	(191,238)
Balance, December 31, 2006	10,000	$ 25,000	$ 844,300	$ (341,230)	$ 528,070

The accompanying notes are an integral part of these financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (191,238)	$ (136,839)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	6,381	2,928
Deferred tax asset	(935)	(395)
Changes in operating assets and liabilities:		
Deposit with clearing organization	-	(25,000)
Receivable from broker-dealers and clearing organization	(7,252)	-
Due from/to Parent, net	(156,277)	(42,019)
Prepaids	(29,019)	(3,402)
Accounts payable	(14,571)	24,998
Payable to broker-dealers and clearing organization	-	3,962
TOTAL ADJUSTMENTS	(201,673)	(38,928)
NET CASH USED IN OPERATING ACTIVITIES:	(392,911)	(175,767)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of property and equipment	(4,796)	(18,716)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Capital contributions	400,000	313,300
INCREASE IN CASH AND CASH EQUIVALENTS	2,293	118,817
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	253,652	134,835
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 255,945	$ 253,652

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Weiss Capital Securities, Inc. (the "Company") is a wholly-owned subsidiary of Weiss Capital Management, Inc. (the "Parent"), a wholly-owned subsidiary of Weiss Group, Inc., and was incorporated on August 9, 1995 under the laws of the State of Florida. Prior to January 31, 2005, the Company engaged exclusively in the distribution and sale of shares of Weiss Treasury Fund (the "Trust"), managed by the Parent. The Trust is a Massachusetts Business Trust which is an open-end management investment company registered under the Investment Company Act of 1940, as amended. Effective January 28, 2005, the Company's application was granted by the National Association of Securities Dealers, Inc. to expand its activities to a full service retail broker-dealer. As such, the Company now executes transactions in stocks, bonds, mutual funds, and other securities in a variety of account types, and conducts other general brokerage activities. The Company's record keeping is in accordance with the rules and regulations prescribed by this agency. Retail operations opened for business on November 1, 2005.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and may not necessarily represent current values.

Commissions

Commission revenues and related expenses have been accrued on a trade date basis.

Clearing arrangements

The Company has an agreement with Pershing LLC to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions. Every effort is made to ensure the integrity of such estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Property and Equipment, Net

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation is computed using the straight-line method for leasehold improvements based upon the Parent's lease term, and using the double declining balance method for computer equipment based upon estimated useful lives of three years.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets when it is more likely than not that the asset will not be realized.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company files a consolidated tax return with its Parent. Income taxes are allocated to the members of the group. It is the Company's policy to accrue benefits to the extent usable by the Parent and to record expenses to the extent that taxes would be due through the inter-company accounts.

Recently Issued Accounting Pronouncements

Accounting Changes and Error Corrections

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which supersedes Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 changes the requirements for the accounting for and reporting of changes in accounting principles. The statement requires the retroactive application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on the Company's results of operations and financial condition.

Fair Value Measures

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures" ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and provides for additional fair value disclosures. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods. Management believes that the adoption of SFAS No. 157 will not have an effect on the Company's financial statements.

NOTE 3. TRANSACTIONS WITH RELATED PARTIES

The Company entered into a Distribution Agreement (the "Agreement") with the Trust to provide for the sale and distribution of shares of beneficial interest of funds of the Trust. The Company is responsible for costs in connection with the offering of shares to the Public. Expenses which are to be allocated between the Company and the Trust shall be allocated pursuant to reasonable procedures and formulae mutually agreed upon from time to time. The Agreement was renewed in November 2006 and will remain in effect until November 2007. Either party can terminate the Agreement with a sixty day written notice. Management anticipates the annual renewal of this agreement. There were no costs under the agreement during the years ended December 31, 2006 and 2005.

The Company uses the office facilities and employees of its Parent. The Company entered into expense sharing agreements whereby all expenses associated with the operations of the Company paid by the Parent were charged to the Company. Under the agreements, certain expenses of the Parent are allocated to the Company as well as all direct expenses of the Company paid on behalf of the Company. Under the agreements, the Parent allocated $269,466 and $79,953 of expenses to the Company for the years ended December 31, 2006 and 2005, respectively. All expenses allocated under the agreements were charged to operations. Management anticipates entering into a similar expense sharing agreement upon the expiration of the current agreement. The current agreement expires December 31, 2007.

During the years ended December 31, 2006 and 2005, the Parent contributed $400,000 and $313,300, respectively, of additional paid in capital. The Parent of the Company has committed to continue to provide additional necessary funding for the Company to meet its obligations.

NOTE 4. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. During the year, the Company's account balances with financial institutions may exceed the insurable limit of the Federal Deposit Insurance Corporation or other agencies. Management regularly monitors their balances and attempts to keep this potential risk to a minimum by maintaining their accounts with financial institutions they believe are of good quality.

NOTE 5. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31:

	2006	2005
Leasehold improvements	$ 12,364	$ 12,364
Computer equipment	11,148	6,352
	23,512	18,716
Less accumulated depreciation	9,309	2,928
	$ 14,203	$ 15,788

NOTE 6. INCOME TAXES

The Company's earnings are included in the consolidated state and federal income tax returns of its Parent. For financial statement purposes, income taxes have been calculated as if the Company was filing separate returns. These amounts will eventually be settled with the Parent.

Income taxes consist of the following at December 31:

	2006	2005
Current Income Tax Credit:		
Federal	$ 102,364	$ 73,288
State	16,851	12,253
	119,215	85,541
Deferred Benefit:		
Federal	935	395
State	-	-
	935	395
Income tax provision	$ 120,150	$ 85,936

The components of the net deferred tax asset were as follows as of December 31:

	2006	2005
Deferred tax assets:		
Depreciation	$ 1,330	$ 395

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $269,460, which was $169,460 in excess of its required net capital of $100,000. At December 31, 2006, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.05 to 1.

Historically, the Company has not generated revenues sufficient to maintain its operations and thus has been dependent on the Parent to make capital contributions from time to time to maintain compliance with Rule 15c3-1. The Company will likely continue to depend on the Parent for these capital contributions. The Parent has committed to continue providing the necessary capital to maintain compliance with Rule 15c3-1.

NOTE 8. COMMITMENTS AND CONTINGENCIES

In January 2005, the Company entered into a three-year agreement with Pershing LLC, a provider of brokerage execution, clearance and custody services. Pursuant to the agreement, early termination fees of $125,000 or $50,000 apply if Company terminates the agreement during 2006 or 2007, respectively.

SUPPLEMENTAL SCHEDULES

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL
RULE 15C3-1
DECEMBER 31, 2006

CREDITS	
Shareholder's equity	$ 528,070
DEBITS	
Due from Parent, net	192,578
Prepaids	46,151
Property and equipment	14,203
Deferred tax asset	1,330
TOTAL DEBITS	254,262
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	273,808
HAIRCUTS ON SECURITIES {PURSUANT TO RULE 15c3-1(F)}	4,348
NET CAPITAL	269,460
MINIMUM CAPITAL REQUIREMENT 6 2/3 % of aggregate indebtedness of $14,389 or $100,000 whichever is greater	100,000
EXCESS NET CAPITAL	$ 169,460
AGGREGATE INDEBTEDNESS	$ 14,389
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.05 to 1

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM NET
CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2006

NET CAPITAL PER COMPUTATION	$ 269,460
AUDIT ADJUSTMENT	
Accrued expenses	6,301
Income tax benefit	(120,150)
DIFFERENCE IN ALLOWABLE ASSETS	120,150
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART IIA FILING	$ 275,761

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

SUPPLEMENTARY REPORT

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Shareholder
Weiss Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Weiss Capital Management, Inc.)

In planning and performing our audit of the financial statements and accompanying information of Weiss Capital Securities, Inc. (A Wholly-Owned Subsidiary of Weiss Capital Management, Inc.) (the "Company") for the year ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives. This report recognizes that it is not practical in an organization the size of Weiss Capital Securities, Inc. to achieve all the segregations of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 26, 2007

END